SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: August 17, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐     Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-☐

TABLE OF CONTENTS

SIGNATURES
DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2006

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda Mackid

Name: Linda Mackid Title: Assistant Corporate Secretary

Form 6-K Exhibit Index
Exhibit No.
99.1	The following Disclosure Statements were filed on August 17, 2006 with the securities regulatory authorities in Canada as supporting filings under Section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from subsidiary prospects for the following resources plays:
(a)	Weyburn Unit Medium Oil Play

(b)	Borealis (McMurray) Bitumen Play

(c)	CBM (Horseshoe Canyon) Gas Play

(d)	Christina Lake (McMurray) Bitumen Play

(e)	Cutbank Ridge Gas Play

(f)	Cotton Valley/Bossier Gas Play

(g)	Eureka/Parachute (Mesaverde) Gas Play

(h)	Barnett Shale Gas Play

(i)	Foster Creek (McMurray) Bitumen Play

(j)	Greater Sierra (Jean Marie) Gas Play

(k)	Jonah (Lance) Gas Play

(l)	Mamm Creek Gas Play

(m)	Pelican Lake Heavy Oil Play

(n)	S.E. Alberta Shallow Gas Play

EnCana Corporation
Prospect Disclosure Statement
Weyburn Unit Medium Oil Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Weyburn Unit Medium Oil Play.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Townships 5 thru 7, Ranges 12 thru 14 West of 2nd Meridian in the Williston Basin, approximately 75 miles southeast of Regina, Saskatchewan.

(b)	Gross and net interest in the property:

EnCana has a 62% working interest and a 50% economic interest in the Unit. The Unit covers roughly 52,000 gross acres.

(c)	Interest expiry date:

Under the terms of the Weyburn Unit agreement, Unit interests in all Crown and Freehold leases are held by production in the Unit.

(d)	Target zone name, geologic age and lithology:

The productive zone is the Midale Unit of the Mississippian age Madison group. Oil is trapped at the sub-crop edge of the Midale, with production extending over several townships. The Midale formation consists of two main units within the Unit area; a marly dolostone (“Marly”), overlying a vuggy shoal and intershoal limestone (“Vuggy”).

(e)	Distance to the nearest analogous commercial production:

Production within the Weyburn Unit is from primary waterflood and carbon dioxide enhanced oil recovery (“CO2 EOR”) operations.

Primary and waterflood production operations in the Midale formation are pervasive within a ten mile radius of the Weyburn Unit.

Prospect Disclosure Statement — Weyburn Unit Medium Oil Play — August 17, 2006
CO2 EOR pilots have been conducted since the 1980’s in the immediate area. At this time, the Weyburn Unit is the sole commercial CO2 EOR operation in the area. CO2 EOR is a common recovery technique in the US Permian Basin.

(f)	Product types reasonably expected:

Medium gravity sour oil averaging about 29[o]API and 2.4% sulphur with associated solution gas.

(g)	Range of Pool or Field Sizes:

The Weyburn Unit is estimated to contain 1.4 billion barrels of original oil in place (OOIP). Estimated ultimate recovery is expected to be approximately 500 to 545 million barrels, including incremental recovery from CO2 EOR applied to more than one half of the Weyburn Unit. As of October 2005, the Unit had recovered almost 390 MMbbls.

(h)	Depth of the target zone:

Average depth is approximately 4,750 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

An average single leg horizontal development well is estimated to cost about US$820,000.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling and EOR expansion operations are ongoing with EnCana’s long range plan calling for exploitation and development through at least 2015.

(k)	Anticipated prices to be received for each product type reasonably expected:

Weyburn production receives Midale medium sour crude oil price.

(l)	Reasonably expected marketing and transportation arrangements:

Weyburn production is delivered into the Enbridge pipeline system.

Prospect Disclosure Statement — Weyburn Unit Medium Oil Play — August 17, 2006
(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

Waterflood and CO2 EOR operations are well established. Production from the CO2 EOR accounts for about 60% of Weyburn Unit’s current gross production of 30,000 bopd.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. The greatest technical risks specific to this play is believed to be the ultimate recovery factor for CO2 EOR. This risk is managed through diligent reservoir monitoring and an integrated approach to reservoir description, simulation and development.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated original oil in place; estimated ultimate recovery; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and

Prospect Disclosure Statement — Weyburn Unit Medium Oil Play — August 17, 2006
gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Borealis (McMurray) Bitumen Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Borealis Bitumen Play. Borealis is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Centered on Township 94, Range 3 West of 4th Meridian. In the NE Alberta region of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana’s operations will focus on approximately 152,000 acres where it holds a 100% working interest.

(c)	Interest expiry date:

EnCana initially held these lands on 5 year permits, acquired in 1999 to 2002. These permits can be converted to leases which extend the life of the play with additional drilling and production. EnCana has converted all prospective lands whose primary permit term expires within the next year to leases, and expects to convert all remaining prospective lands in a similar manner.

(d)	Target zone name, geologic age and lithology:

McMurray formation, Lower Cretaceous, highly permeable sands.

(e)	Distance to the nearest analogous commercial production:

Approximately 10 miles.

(f)	Product types reasonably expected:

Bitumen, 7 degrees API.

Prospect Disclosure Statement — Borealis (McMurray) — August 17, 2006
(g)	Range of Pool or Field Sizes:

EnCana has completed preliminary investigation of the area and has estimated 2.5 billion barrels of oil in place amenable to steam-assisted gravity drainage (SAGD). This resource is expected to be sufficient to support 100,000 Bbl/d of production for approximately 25 years.

(h)	Depth of the target zone:

Approximately 525 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2 million to drill and complete a horizontal well pair (one steam injection and one producer), in McMurray formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

EnCana expects to commence commercial production from this resource play in 2011. EnCana’s long range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to LLB or Bow Valley Blend.

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with condensate to form a “Dilbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

A significant portion of the Borealis field has been delineated through stratigraphic wells with a typical density of 0.6 wells per section. EnCana expects that the vast majority of horizontal injection and production well pairs to be drilled over the life of this development opportunity will be successful.

Prospect Disclosure Statement — Borealis (McMurray) — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are the presence of localized gas caps and/or bottom water.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated oil in place; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Prospect Disclosure Statement — Borealis (McMurray) — August 17, 2006
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
CBM (Horseshoe Canyon) Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the CBM (Horseshoe Canyon) Gas Play. The CBM (Horseshoe Canyon) Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Approximately Townships 21 thru 47, Ranges 21 thru 28 West of 4th Meridian. In the Western Canadian Sedimentary Basin in Alberta.

(b)	Gross and net interest in the property:

EnCana controls approximately 1,614,000 gross acres over this play.

(c)	Interest expiry date:

EnCana holds fee title on 78% of these lands and there are no expiry issues. The majority of the remainder was purchased from the Crown initially on 5 year terms. This has been extended to the life of the play on one third of these lands due to additional drilling and production. EnCana expects to extend the life of the remaining lands on the same terms.

(d)	Target zone name, geologic age and lithology:

Belly River & Edmonton Group formations, Upper Cretaceous (approximately 65-80 million years of age), sub-bituminous coals.

(e)	Distance to the nearest analogous commercial production:

The Entice operation is located within this development area.

(f)	Product types reasonably expected:

Dry, sweet natural gas.

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain between 1 and 5 Bcf of recoverable gas.

(h)	Depth of the target zone:

The wells range in depth from 1,250 — 3,250 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$70,000 for a vertical well drilled into the target formation and tested. The expected average cost to bring a well on production and tie it in will average US$240,000 over the life of the development.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 975 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more existing sales pipelines within and surrounding the area. There is significant existing infrastructure throughout the development area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, virtually all of the wells EnCana has drilled on this play have been successful. Over the remaining life of this development opportunity, EnCana expects to drill approximately 6,700 wells with the vast majority being successful.

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are: land access and regulatory approvals, both of which could delay the development.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there

Prospect Disclosure Statement — CBM (Horseshoe Canyon) Gas Play — August 17, 2006
can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Christina Lake (McMurray) Bitumen Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Christina Lake Bitumen Play. Christina Lake is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Centered on Township 76, Range 6 West of 4th Meridian. In the NE Alberta region of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana’s current operations are located in an area of approximately 8 sections (5,120 acres), where it holds a 100% working interest. EnCana also holds a 100% working interest on several other blocks of land in the immediate vicinity.

(c)	Interest expiry date:

EnCana initially held the core area lands on a 5 year permit term which has been converted to a 15 year oilsands lease which is essentially extended to the life of the play due to additional drilling and production. Other land held in the immediate vicinity is held under permits and leases.

(d)	Target zone name, geologic age and lithology:

McMurray formation, Lower Cretaceous, highly permeable sands.

(e)	Distance to the nearest analogous commercial production:

Foster Creek (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 8.5 degrees API.

Prospect Disclosure Statement — Christina Lake (McMurray) — August 17, 2006
(g)	Range of Pool or Field Sizes:

While the primary pool extends over only 8 sections, there are estimated to be 1.8 billion barrels of oil in place amenable to steam-assisted gravity drainage (SAGD), with an additional 1.5 billion barrels in place in EnCana’s adjacent lands. This resource is expected to be sufficient to support 250,000 Bbl/d of production for approximately 25 years.

(h)	Depth of the target zone:

Approximately 1,250 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2 million to drill and complete a horizontal well pair (one steam injection and one producer), in McMurray formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to LLB or Bow Valley Blend.

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with condensate to form a “Dilbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

A significant portion of the Christina Lake field has been delineated through stratigraphic wells with a typical density of 16 wells per section. EnCana expects that the vast majority of horizontal injection and production well pairs to be drilled over the life of this development opportunity will be successful.

Prospect Disclosure Statement — Christina Lake (McMurray) — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are the presence of localized gas caps and/or bottom water.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated oil in place; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Prospect Disclosure Statement — Christina Lake (McMurray) — August 17, 2006
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Cutbank Ridge Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its prospect known as the Cutbank Ridge Gas Play. The Cutbank Ridge Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Block H/93-P-01 to I/93-I-16 as well as Townships 67 thru 77, Ranges 10 thru 21 West of 6th Meridian in Alberta and NE British Columbia. In the Peace River Arch Deep Basin of the Western Canadian Sedimentary Basin, some 30 miles south of Dawson Creek.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 1,011,000 gross acres (some 895,000 net) over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Primary Target: Cadomin formation, Lower Cretaceous (100 to 120 million years of age), low permeability sand and conglomerate with minor sandstones.

Secondary Target: Doig and Montney formations, Triassic (~230 million years of age). Carbonate cemented quartz sandstones/siltstones.

(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles

(f)	Product types reasonably expected:

Cadomin: Sweet natural gas and associated natural gas liquids. Triassic: Low H2S natural gas and associated natural gas liquids.

Cutbank Ridge — Prospect Disclosure Statement — August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain from approximately 3 – 7 BCF of recoverable sweet gas in the Cadomin.

In the Triassic, recoverable gas in place estimates range from approximately 1.0 — 7.0 BCF per well.

(h)	Depth of the target zone:

Cadomin: 7,200 to 9,200 feet TVD (true vertical depth). Triassic: 8,000 to 12,000 feet TVD(true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Cadomin: approximately US$2.5 million for a horizontal well Triassic: approximately US$1.5 — 3.3 million for a vertical well depending on depth.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this gas play with EnCana’s long range plan calling for exploitation and development through 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

Cadomin: AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 965 Btu/scf).

Triassic: AECO postings less appropriate processing, compression and pipeline transportation fees for sour, dry natural gas (heating value approx. 1016 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas will be marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

Cutbank Ridge — Prospect Disclosure Statement — August 17, 2006
(n)	Risk and probability of success:

Cadomin: To date, 120 out of 127 wells EnCana has drilled on this play have been successful. Over the life of this development opportunity (through 2010), EnCana expects to drill approximately 1,000 wells with the vast majority being successful.

Triassic: To date, 40 out of 42 wells EnCana has drilled on these plays have been successful. Over the life of this development opportunity (through 2010), EnCana expects to drill approximately 150 wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: possible presence of up dip water; and variations in permeability.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to

Cutbank Ridge — Prospect Disclosure Statement — August 17, 2006
generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Cotton Valley/Bossier Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiaries’ prospect known as the East Texas Cotton Valley/Bossier Gas Play (exclusive of Deep Bossier).
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The play is located in multiple counties (primarily Robertson, Limestone, Leon, and Freestone), in the East Texas Basin, some 90 miles southeast of Dallas, Texas

(b)	Gross and net interest in the property:

EnCana has assembled approximately 142,600 gross (97,000 net) acres over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur three to five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Cotton Valley and Bossier formation, Upper Jurassic, low permeability sandstones.

(e)	Distance to the nearest analogous commercial production:

Approximately less than 1 mile to 10 miles.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids.

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of surveys. Single sections are estimated to contain 20 to 60 Bcf of recoverable gas.

Prospect Disclosure Statement — Bossier Gas Play — August 17, 2006
(h)	Depth of the target zone:

11,000 – 13,500 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Current cost to drill and complete a well in the Bossier Formation is estimated at approximately US$2.1 million.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1050 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., an indirect wholly owned subsidiary of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, EnCana has drilled more than 125 wells on this play. Over the life of this development opportunity EnCana expects to drill approximately 1,100 wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. The greatest technical risks specific to this play are variations in sand quantity and permeability.

Prospect Disclosure Statement — Bossier Gas Play — August 17, 2006
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Eureka/Parachute (Mesaverde) Gas Play — August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiaries’ prospect known as the Eureka Gas Play. The Eureka Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Townships 3 through 6S, Ranges 95 through 100 West of 6th Meridian, in the Piceance Basin, some 35 miles northwest of Rifle, Colorado

(b)	Gross and net interest in the property:

EnCana has assembled approximately 203,700 gross (196,600 net) acres over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur ten years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term. Remaining interests are held under EnCana fee estate and ownership remains in perpetuity.

(d)	Target zone name, geologic age and lithology:

Mesaverde formation, Upper Cretaceous (60 to 80 million years of age), low permeability clastics.

(e)	Distance to the nearest analogous commercial production:

Approximately 5.1 miles.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids.

Prospect Disclosure Statement — Eureka/Parachute (Mesaverde) Gas Play - August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single 640 acre sections are estimated to contain as much as 75 Bcf of recoverable gas.

(h)	Depth of the target zone:

6,500 – 11,500 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Current cost to drill and complete a well in the Mesaverde Formation is estimated at approximately US$2.2 million.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2012.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1100 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., McMurry Oil LLC, and Fort Collins Consolidated Royalties, Inc., all indirect wholly owned subsidiaries of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

EnCana has successfully drilled and completed several wells on this resource play. Over the life of this development opportunity EnCana expects to drill or cause to be drilled approximately 2,000 wells with the vast majority being successful.

Prospect Disclosure Statement — Eureka/Parachute (Mesaverde) Gas Play - August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. Technical risks specific to this play are: contractor cost containment to drill, complete and connect wells, and range of variation in reservoir permeability across play region.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that

Prospect Disclosure Statement — Eureka/Parachute (Mesaverde) Gas Play - August 17, 2006
the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Barnett Shale Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Barnett Shale Gas Play. The Barnett Shale Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The play is located in the Fort Worth Basin of North Texas, including a 13 county area north, west and south of Fort Worth, Texas, including Fort Worth itself.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 243,000 gross acres (210,000 net) over this play.

(c)	Interest expiry date:

The majority of the acreage is held by primary term lease through 2007 or held by production. EnCana believes that a majority of relevant acreage will be held by production prior to lease expiration.

(d)	Target zone name, geologic age and lithology:

The producing interval is the (Mississippian) Barnett Shale, a ubiquitous shale located in North Central Texas. This formation contains large amounts of adsorbed gas in an extremely tight (micro and/or nano Darcy permeability) shale environment. The reservoir rock, found at depths of 6,500 to 8,500 feet, is naturally fractured and yields commercial amounts of gas only when hydraulically fracture stimulated.

(e)	Distance to the nearest analogous commercial production:

Nearest analogous commercial production is the Fayetteville Shale in Eastern Oklahoma and Northern Arkansas, approximately 100 to 135 miles from the Barnett Shale gas play.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids (yield ~4 Bbl/MMcf).

Prospect Disclosure Statement — Barnett Shale Gas Play — August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this field extends over a significant area. Single sections are estimated to contain more than 140 Bcf of original gas in place with estimated recovery factors of between 8% — 25%. Estimated original gas in place for EnCana leasehold is ~40 Tcf.

(h)	Depth of the target zone:

The wells range in depth from 6,500 to 8,500 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$1.8 million for a horizontal well with 3,000 feet of lateral displacement and completed with a multi-stage hydraulic fracture stimulation.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing in this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate compression and pipeline gathering and transportation fees for sweet, dry natural gas (heating value approx. 1050 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., an indirect wholly owned subsidiary of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, EnCana operates more than 500 wells in this play. In addition, EnCana has drilled 100 wells in the past two years (90% horizontal). Over the life of this development opportunity, EnCana expects to drill approximately 2,000 wells with the vast majority being successful.

Prospect Disclosure Statement — Barnett Shale Gas Play — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. Two of the greater technical risks specific to this play include thinning of the reservoir and loss of a bottom seal to the south and west (expansion area).
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated original gas in place; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there

Prospect Disclosure Statement — Barnett Shale Gas Play — August 17, 2006
can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Foster Creek (McMurray) Bitumen Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Foster Creek Bitumen Play. Foster Creek is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Centered around Township 70, Range 4 West of 4th Meridian. In the N.E. Alberta region of the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana’s current development is located within a core area where it holds 100% working interest in 59,000 acres over this play.

(c)	Interest expiry date:

These lands are located on the Cold Lake Air Weapons Range. EnCana’s lease is expected to cover the productive life of the reserves.

(d)	Target zone name, geologic age and lithology:

McMurray formation, Lower Cretaceous, highly permeable sands.

(e)	Distance to the nearest analogous commercial production:

Christina Lake (EnCana) is approximately 45 miles away.

(f)	Product types reasonably expected:

Bitumen, 9.5 degrees API.

Prospect Disclosure Statement — Foster Creek (McMurray) — August 17, 2006
(g)	Range of Pool or Field Sizes:

Although the current development covers only 8 sections, EnCana defines Foster Creek as a Resource Play. Within the initial 12 sections, 1.7 billion bbls of OOIP have been identified as amenable to steam-assisted gravity drainage (SAGD), with an additional 1.5 billion bbls in the surrounding lands. This resource is sufficient to support 150,000 Bbls/d of production for 25 years.

(h)	Depth of the target zone:

1,500 feet TVD (true vertical depth) on average.

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2 million to drill and complete a horizontal well pair (one steam injection and one producer), in McMurray formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2025.

(k)	Anticipated prices to be received for each product type reasonably expected:

This product sells at a discount to Lloydminster Blend (LLB) or Bow River Blend.

(l)	Reasonably expected marketing and transportation arrangements:

This production is currently blended with condensate to form a “Dilbit” which is transported to market through existing pipeline systems.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

Significant portions of the Foster Creek field have been delineated through stratigraphic wells with a typical density of 16 wells per section. EnCana anticipates that the vast majority of horizontal development well pairs to be drilled over the life of this opportunity will be successful.

Prospect Disclosure Statement — Foster Creek (McMurray) — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play would be the presence of localized gas caps and/or bottom water.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated oil in place; anticipated production; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory

Prospect Disclosure Statement — Foster Creek (McMurray) — August 17, 2006
authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Greater Sierra (Jean Marie) Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Greater Sierra Gas Play. The Greater Sierra Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The play is found within NE British Columbia’s Deep Basin of the Western Canadian Sedimentary Basin, approximately 60 miles east of Fort Nelson, B.C. The play is an approximate 200 mile north-south by 50 mile east-west carbonate reef complex southwest of the Northwest Territories/British Columbia border.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 4,900 gross sections (some 4,400 net) over this play. EnCana is the dominant land holder on the play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Jean Marie formation, Devonian (~370 million years of age), low permeability barrier and platform carbonates.

(e)	Distance to the nearest analogous commercial production:

Approximately 1-5 miles.

(f)	Product types reasonably expected:

Sweet or low H2S natural gas and associated natural gas liquids.

Prospect Disclosure Statement — Greater Sierra (Jean Marie) Gas Play - August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single wells are each expected to recover 1.5 to 2.0 Bcf of natural gas.

(h)	Depth of the target zone:

5,000 feet TVD (true vertical depth) and 8,500 feet MD (total measured depth of horizontal wells).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$1.9 million for a horizontal well drilled into the Jean Marie formation underbalanced.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1030 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date EnCana has drilled over 800 wells on this play. EnCana expects to drill another approximately 1,200 wells, with the vast majority being successful.

Prospect Disclosure Statement — Greater Sierra (Jean Marie) Gas Play - August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. The greatest technical risks specific to this play are variations in permeability and difficult surface access due to muskeg.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there

Prospect Disclosure Statement — Greater Sierra (Jean Marie) Gas Play - August 17, 2006
can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Jonah (Lance) Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiaries’ prospect known as the Jonah Gas Play. The Jonah Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Townships 28 — 29 North, Ranges 107 – 109 West, located in the northwest part of the Green River Basin, in southwest Wyoming, approximately 125 miles southeast of Jackson, Wyoming.

(b)	Gross and net interest in the property:

EnCana has interest in approximately 13,200 gross acres (11,600 net) within the Jonah field area.

(c)	Interest expiry date:

All EnCana acreage within this play is held by production.

(d)	Target zone name, geologic age and lithology:

Lance formation, Upper Cretaceous (65 to 72 million years of age), low permeability reservoir that consists of a massive gross interval of inter-bedded sandstones, siltstone and shales.

(e)	Distance to the nearest analogous commercial production:

Approximately 3 miles. (Pinedale Anticline – similar depositional and reservoir pressure conditions)

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids

Prospect Disclosure Statement — Jonah (Lance) Gas Play — August 17, 2006
(g)	Range of Pool or Field Sizes:

EnCana believes that this prospect extends over approximately one township. Single sections are each estimated to contain more than 200 Bcf of recoverable gas.

(h)	Depth of the target zone:

7,000 – 13,000 feet TVD – up-dip to down-dip portions of Jonah field.

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$2.0 million for a vertical well ($2.3 million for a directional well) drilled into the Lance formation and completed for production.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2012.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1110 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., an indirect wholly owned subsidiary of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, only 2 out of 250 wells EnCana has drilled on this play have been unsuccessful. Over the life of this development opportunity EnCana expects to drill approximately 1,200 wells with the vast majority being successful.

Prospect Disclosure Statement — Jonah (Lance) Gas Play — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: variations in reservoir quality and increased down-dip water saturation.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that

Prospect Disclosure Statement — Jonah (Lance) Gas Play — August 17, 2006
the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Mamm Creek Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Mamm Creek Gas Play. The Mamm Creek Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Townships 6S and 7S, Ranges 92W and 93W. Located in the Piceance Basin of Western Colorado, 180 miles due west of Denver.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 75,000 gross acres (72,000 net) over this play primarily within two Federal units.

(c)	Interest expiry date:

Most development in the Mamm Creek Field has occurred within two Federal units in which EnCana retains 100% working interest. EnCana believes that all relevant acreage either outside the units or acreage outside the currently established Participating areas will be held by production prior to lease expiration.

(d)	Target zone name, geologic age and lithology:

The producing interval is the (Upper Cretaceous) Mesaverde Group which lies within a massive basin-centered gas cell. The Williams Fork Formation is the principal pay interval in the Mesaverde and approximately 2,000 feet of this interval is contained within the gas-saturated cell. The depositional environment of the Williams Fork was that of countless meandering streams that deposited sands under a broad coastal plain setting bordering the Upper Cretaceous seaway.

Prospect Disclosure Statement — Mamm Creek Gas Play — August 17, 2006
(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles.

(f)	Product types reasonably expected:

Sweet natural gas and associated natural gas liquids (yield ~7 Bbl/MMcf).

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain more than 50 Bcf of recoverable gas.

(h)	Depth of the target zone:

7,500 to 9,000 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$1.75 million for a directional well drilled through the Williams Fork formation and tested.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

NYMEX postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 1150 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas (USA) Inc., an indirect wholly owned subsidiary of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

Prospect Disclosure Statement — Mamm Creek Gas Play — August 17, 2006
(n)	Risk and probability of success:

To date, EnCana has drilled more than 820 development wells on this play. Over the life of this development opportunity, EnCana expects to drill approximately 1,230 wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: loss of top seal in eastern portion of field; and variations in sand quantity and permeability.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with

Prospect Disclosure Statement — Mamm Creek Gas Play — August 17, 2006
existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
Pelican Lake Heavy Oil Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the Pelican Lake Heavy Oil Play. Pelican Lake is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Townships 81 thru 83, Ranges 18 thru 23 West of 4th Meridian in the Basin of the Western Canadian Sedimentary Basin, some 190 miles north of Edmonton, Alberta.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 217,280 net acres over this play.

(c)	Interest expiry date:

Oilsands leases expire typically after fifteen years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

The productive zone is the Wabiskaw. It is laterally continuous sandstone that extends in a SW – NE trending lobe over an extensive area. Deposited in a shallow marine setting lower Cretaceous (107 million years ago), the zone is up to 20 feet thick and coarsens and cleans upward from a very fine grained sand and shale (consolidated) at the base to fine grained massive sands at the top (unconsolidated). Porosities range from 27% to 35% with permeability of 1 – 3 darcies.

(e)	Distance to the nearest analogous commercial production:

Approximately 1 mile.

Prospect Disclosure Statement — Pelican Lake Heavy Oil Play — August 17, 2006
(f)	Product types reasonably expected:

Sweet heavy oil and associated natural gas and gas cap gas.

(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain 12 million barrels of original oil in place.

(h)	Depth of the target zone:

1,300 to 1,650 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$425,000 for a horizontal well drilled into the Wabiskaw formation.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2010. Primary, secondary and tertiary recovery mechanisms are being employed.

(k)	Anticipated prices to be received for each product type reasonably expected:

Lloyd Crude postings less transportation, condensate and oil quality adjustments.

(l)	Reasonably expected marketing and transportation arrangements:

The crude oil and associated natural gas is being marketed to North American customers via area pipelines.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

EnCana has drilled approximately 700 development wells on this play. EnCana expects to drill approximately 90 additional development wells over the next few years.

Prospect Disclosure Statement — Pelican Lake Heavy Oil Play — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What is believed to be the greatest technical risk specific to this play is waterflood conformance.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated original oil in place; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that

Prospect Disclosure Statement — Pelican Lake Heavy Oil Play — August 17, 2006
the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.

EnCana Corporation
Prospect Disclosure Statement
S.E. Alberta Shallow Gas Play – August 17, 2006
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation (“EnCana”) may make from time to time of anticipated results from its subsidiary’s prospect known as the S.E. Alberta Shallow Gas Play. The S.E. Shallow Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

The shallow gas region of Southern Alberta lies entirely within the Western Canadian Sedimentary Basin.

(b)	Gross and net interest in the property:

EnCana controls approximately 4,032,000 acres of land within this field. Due to our high working interest, net and gross areas are nearly the same.

(c)	Interest expiry date:

EnCana holds fee title on these lands and there are no expiry issues.

(d)	Target zone name, geologic age and lithology:

The primary zones are the Milk River, Medicine Hat, and Second White Specks formations. These were deposited during the Cretaceous period, approximately 84-95 million years ago. They are made up mostly of low permeability sands and silts.

(e)	Distance to the nearest analogous commercial production:

This is a pervasive play, with analogous production in many areas of southern Alberta.

(f)	Product types reasonably expected:

Dry, sweet natural gas.

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — August 17, 2006
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain between 1 and 5 Bcf of recoverable gas.

(h)	Depth of the target zone:

The wells range in depth from 1,000-2,500 feet TVD (true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Approximately US$35,000 for a vertical well drilled into the shallow gas zones and tested. Costs range from US$85,000 to $130,000 to drill, complete and tie-in one of these wells.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this resource play with EnCana’s long range plan calling for exploitation and development through at least 2008.

(k)	Anticipated prices to be received for each product type reasonably expected:

AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 975 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas is being marketed to North American customers via one or more sales pipelines surrounding the area. There is significant existing infrastructure throughout the development area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned partnership of EnCana. EnCana is one of the largest independent exploration and production companies worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

(n)	Risk and probability of success:

To date, virtually all or the wells EnCana has drilled on this play have been successful. Over its remaining life EnCana expects to drill approximately 7,500 wells with the vast majority being successful.

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — August 17, 2006
(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing and costs of wells and related production facilities; and price and availability of oil field services. What are believed to be the greater technical risks specific to this play are: land access and regulatory approvals, both of which could delay development.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements or information within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking statements”). Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; anticipated landholdings; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that

Prospect Disclosure Statement — S.E. Alberta Shallow Gas Play — August 17, 2006
the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.